Exhibit 10.11

January 29, 2025

Mr. Bret Christensen (via e-mail)

Re: Offer of Employment

Dear Bret:

I am pleased to offer you an initial position with BioTE Medical, LLC (the “Company”), as its Chief Executive Officer (“CEO”) working from the Company’s Dallas, Texas, office. Of course, the Company may change your position, duties, and work location from time to time in its discretion. For purposes of this letter, the “Company” shall mean and include any of the Company’s parents, subsidiaries and affiliates.

Certain terms not defined in this letter shall have the meaning ascribed to such terms in Exhibits A or B attached hereto. For purposes of this letter

If you accept our offer, your first day of employment will be February 1, 2025 (the “Start Date”).

If you decide to join us, you will be paid at a rate of $700,000 per year, less applicable withholdings, which will be paid semi-monthly in accordance with the Company’s normal payroll procedures.

During your employment, you will be eligible to participate in the standard benefits plans offered to similarly situated employees by the Company from time to time, subject to plan terms and generally applicable Company policies. A full description of these benefits is available upon request. The Company may change compensation and benefits plans from time to time in its discretion.

You will also be eligible to earn an annual discretionary bonus with a target amount equal to 85% of your base salary (“Target Bonus”). The amount of this bonus will be determined in the sole discretion of the Company and based, in part, on your performance and the performance of the Company during the calendar year. The Company will pay you this bonus, if any, by no later than March 15th of the following calendar year. The bonus is not earned until paid and no pro- rated amount will be paid if your employment terminates for any reason prior to the payment date. Any bonus earned for the year in which your employment with the Company commences will be prorated based on your Start Date.

Subject to approval by the Company’s Board of Directors (the “Board”), which will be sought no later than fourteen days after your Start Date, or a relevant committee thereof, the Company anticipates granting you an option to purchase 1,500,000 shares of the Company’s common stock at the fair market value as determined by the Board as of the date of grant (the “Option”). Such grant will occur no later than thirty (30) days after your Start Date or, if later, on the first trading day that occurs thereafter on which the Company’s trading window reopens pursuant to its Insider Trading Policy (the “Grant Date”), subject to your continuous service (as defined in the Plan) on such Grant Date. The Option will be governed by the terms and conditions of the Company’s 2022 Equity Incentive Plan (the “Plan”) and a grant agreement. Twenty- five percent (25%) of the Option will vest 12 months after your Start Date, and 1/48th of the total Option shares will vest at the end of each month thereafter, until either the Option is fully vested or your continuous service (as defined in the Plan) terminates, whichever occurs first. No right to any stock is earned or accrued until such time that vesting occurs, nor does the grant of the Option confer any right to continued vesting or employment.

Also, we are offering you reimbursement of relocation expenses for ordinary and customary moving expenses for your move from Utah to Texas, up to a maximum reimbursement of $200,000.00, within thirty (30) days after your submission of valid receipts. Reimbursements for relocation expenses are treated as taxable income to you.

Subject to Exhibits A and B, in the event that you are subject to an Involuntary Termination, you shall be entitled to receive:

(i) continued payment, for the Severance Period following your Separation, of your then-current base salary, less applicable withholdings, to be paid periodically in accordance with the Company’s normal payroll practices;

(ii) provided you timely elect continued coverage under COBRA, or state continuation coverage (as applicable), under the Company’s group health plans following such Involuntary Termination, the Company will pay the COBRA, or state continuation coverage, premiums to continue health insurance coverage in effect on the termination date for you and your eligible covered dependents, as applicable, to the same extent as the Company pays such premiums for active service providers or employees, until the earliest of (1) the end of the Severance Period following your termination date; (2) the date you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment; or (3) the date you cease to be eligible for COBRA or state law continuation coverage for any reason, including plan termination (such period from the termination date through the earlier of (1)-(3), the “COBRA Payment Period”). Notwithstanding the foregoing, if at any time the Company determines that its payment of COBRA, or state continuation coverage, premiums on your behalf would result in a violation of applicable law (including, but not limited to, the 2010 Patient Protection and Affordable Care Act, as amended by the 2010 Health Care and Education Reconciliation Act), then in lieu of paying such premiums, the Company shall pay you, on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA or state continuation coverage premium for such month, subject to applicable tax withholding to the extent applicable, for the remainder of the COBRA Payment Period;

(iii) in the event of a Change in Control Qualifying Termination only, continued payment, during each month of the Severance Period, of an amount equal to 1/12th of your Target Bonus; and

(iv) in the event of a Change in Control Qualifying Termination only, and notwithstanding the terms of any equity plan or award agreement to the contrary, the unvested portion of all time-based equity awards granted to you (including the Option) and outstanding on the date of such termination will become fully vested and (if applicable) exercisable, effective as of the Release Date.

In connection with your employment with the Company, you will receive and have access to Company confidential information and trade secrets. Accordingly, enclosed with this letter is a Confidential Information and Inventions Assignment Agreement (“CIIAA”) which contains restrictive covenants and prohibits unauthorized use or disclosure of the Company’s confidential information and trade secrets, among other obligations. Please review the CIIAA and only sign it after careful consideration.

We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed. It is the Company’s understanding that any such agreements will not prevent you from performing the duties of your position and you represent that such is the case. To the extent that any limitations exist or have been discussed, you understand that the Company is not seeking that you engage in any conduct that would result in your violating those existing obligations in performing your duties for the Company. Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting, or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third-party confidential information to the Company, including that of your former employer, and that you will not in any way utilize any such information in performing your duties for the Company.

Your employment with the Company will be “at-will.” You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

To ensure the timely and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this letter, the CIIAA, or your employment, or the termination of your employment, including but not limited to all statutory claims, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration by a single arbitrator conducted in Dallas, Texas by Judicial Arbitration and Mediation Services Inc. (“JAMS”) under the then applicable JAMS rules appropriate to the relief being sought (the applicable rules are available at the following web addresses: (i) https://www.jamsadr.com/rules-employment-arbitration/ and (ii) https://www.jamsadr.com/rules-comprehensive-arbitration/). This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims involving allegations of sexual harassment and discrimination, to the extent such claims are not permitted by applicable law(s) to be submitted to mandatory arbitration and the applicable law(s) are not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”). A hard copy of the rules will be provided to you upon request. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this provision, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The Arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. The Company acknowledges that you will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration under this agreement, if challenged by either party, shall be decided by a federal court located in the State of Texas. Likewise, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award; and (c) be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. You and the Company shall equally share all JAMS’ arbitration fees. To the extent JAMS does not collect or you otherwise do not pay to JAMS an equal share of all JAMS’ arbitration fees for any reason, and the Company pays JAMS your share, you acknowledge and agree that the Company shall be entitled to recover from you half of the JAMS arbitration fees invoiced to the parties (less any amounts you paid to JAMS) in a federal or state court of competent jurisdiction. Each party is responsible for its own attorneys’ fees, except as expressly set forth in your CIIAA. Nothing in this letter is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any rendering of any portion of this arbitration provision void or unenforceable, as determined by a court of competent jurisdiction, shall not affect the validity of the remainder of the arbitration provision. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction. To the extent a Texas federal court determines that any applicable law prohibits mandatory arbitration of Excluded Claims, if you intend to bring multiple claims, including one or more Excluded Claims, the Excluded Claim(s) may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below. You must also sign and complete the attached general statement regarding overtime pay required by the State of Texas. This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your interviews or relocation negotiations, whether written or oral. You acknowledge and agree that you are not relying on any representations other than the terms set forth in this letter. This letter, including, but not limited to, its at-will employment provision, may not be modified or amended except by a written agreement signed by you and the Company.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

/s/ Marc Beer
Marc Beer
Executive Chairman

Acknowledged and accepted:

/s/ Bret Christensen
Bret Christensen

Enclosures
Employee Confidential Information and Inventions Assignment Agreement

EXHIBIT A

Conditions Precedent to Severance Benefits and Certain Definitions

Conditions Precedent

Any severance payments, benefits, or vesting acceleration contemplated by this letter are conditional on you: (i) continuing to comply with the terms of this letter and the CIIAA (including, but not limited to, the noncompetition and nonsolicitation covenants in the CIIAA); and (ii) signing and not revoking a separation agreement and release of claims in a form reasonably satisfactory to the Company (“Release”) and provided that such separation agreement and release of claims becomes effective and irrevocable no later than sixty (60) days following the termination date or such earlier date required by the release (such deadline, the “Release Deadline”). If the release of claims does not become effective by the Release Deadline, you will forfeit any rights to severance or benefits under this letter. Any severance payments or other benefits under this letter that would be considered Deferred Compensation Separation Benefits (as defined in Exhibit B) will be paid on, or, in the case of installments, will not commence until, the sixtieth (60th) day following your separation from service, or, if later, such time as required by Exhibit B. Except as required by Exhibit B, any installment payments that would have been made to you during the sixty (60) day period immediately following your separation from service but for the preceding sentence will be paid to you on the sixtieth (60th) day following your separation from service and the remaining payments will be made as provided in this letter, unless subject to the 6-month payment delay described herein. Subject to the foregoing, any severance payments under this letter that would not be considered Deferred Compensation Separation Benefits shall be made or commence on the 60th day following your termination and any installment payments that would have been otherwise been payable during such 60-day period shall be accumulated and paid on the 60th day after the date of termination. Notwithstanding the foregoing, this Exhibit A shall not limit your ability to obtain any other compensation or benefits otherwise required by law or in accordance with written Company plans or policies, as then in effect.

Certain Definitions

For purposes of this Agreement:

“Cause” for termination shall mean that you have engaged in any of the following: (i) a material breach of any material covenant or condition under this letter, the CIIAA, or any other material agreement between you and the Company; (ii) any act constituting material dishonesty, fraud, immoral or disreputable conduct that causes material harm to the Company; (iii) commission of any conduct which constitutes a felony under applicable law or which involves moral turpitude; (iv) material violation of any Company policy (including those pertaining to discrimination or harassment), after the expiration of thirty (30) days without cure after written notice of such violation; (v) gross negligence or gross misconduct in performance of your duties that results in material harm to the Company, and, if such conduct is deemed curable by the Board in its reasonable discretion, after the expiration of fifteen (15) days without cure after written notice of such misconduct; (vi) breach of fiduciary duty to the Company, after the expiration of thirty (30) days without cure after written notice of such breach; (vi) breach of fiduciary duty to the Company, after the expiration of thirty (30) days without cure after written notice of such breach; (vii) refusal to follow or implement a clear, reasonable and lawful directive of the Board, and, if such conduct is deemed curable by the Board in its reasonable discretion, after the expiration of fifteen (15) days without cure after written notice of such refusal or failure; or (viii) your failure to fulfill all of your employment contingencies, including signing and returning the CIIAA and proving you are authorized to work in the United States..

“Change in Control” shall have the meaning provided in the Plan.

“Change in Control Qualifying Termination” shall mean an Involuntary Termination that occurs within one 1 month prior to, or 12 months following, a Change in Control.

“Disability” means that you are unable, due to a physical or mental condition, to perform the essential functions of your position with or without reasonable accommodation for six (6) months in the aggregate during any twelve (12) month period or based on the written certification by two licensed physicians of the likely continuation of such condition for such period. This definition shall be interpreted and applied consistent with the Americans with Disabilities Act, the Family and Medical Leave Act, and other applicable law.

“Good Reason” means any of the following actions taken by the Company without your express prior written consent: (i) a material reduction by the Company of your base salary or Target Bonus (other than in a broad-based reduction of not more than ten percent (10%) of your base salary or Target Bonus similarly affecting all other members of the Company’s executive management); (ii) the relocation of your principal place of service, without your written consent, to a place that increases your one-way commute by more than fifty (50) miles as compared to your then-current principal place of service immediately prior to such relocation (iii) a material reduction in your duties, authority, or responsibilities for the Company relative to your duties, authority, or responsibilities in effect immediately prior to such material reduction; (iv) a change by the Company in your reporting structure such that you no longer report to the Board; or (v) the Company’s material breach of this letter or any other agreement with you; provided that any such termination by you shall only be deemed for Good Reason pursuant to this definition if: (1) you give the Company prior written notice of your intent to terminate for Good Reason within sixty (60) days following the first occurrence of the condition(s) that you believes constitute(s) Good Reason, which notice shall describe such condition(s) in reasonable detail; (2) the Company fails to remedy such condition(s) within thirty (30) days following receipt of the written notice (the “Cure Period”); (3) the Company has not, prior to receiving such notice from you, already informed you that your service with the Company is being terminated; and (4) you voluntarily terminate your service within thirty (30) days following the end of the Cure Period.

“Involuntary Termination” means either (i) an involuntary termination of your employment by the Company other than for Cause or (ii) your voluntary resignation of employment for Good Reason. For the avoidance of doubt, a termination of your employment due to your death or Disability shall not be considered an Involuntary Termination.

“Severance Period” means the 12 months period following your Involuntary Termination or the 18-month period following your Change in Control Qualifying Termination.

EXHIBIT B

Certain Tax Provisions

Section 409A

This letter shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and applicable Treasury Regulations and other legally binding guidance issued thereunder. Nevertheless, the tax treatment of the benefits provided under this letter is not warranted or guaranteed. Neither the Company nor its directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of the application of Section 409A of the Code. Each payment of the severance benefits under this letter shall be considered a separate payment for purposes of Section 409A of the Code.

Notwithstanding anything to the contrary in this letter, no severance pay or benefits to be paid or provided to you, if any, pursuant to this letter, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A of the Code (together, the “Deferred Compensation Separation Benefits”) will be paid or otherwise provided until you have a “separation from service” within the meaning of Section 409A of the Code (a “Separation”).

Notwithstanding anything to the contrary in this letter, if you are a “specified employee” within the meaning of Section 409A of the Code at the time of the termination of your employment (other than due to death), then the Deferred Compensation Separation Benefits that are payable within the first six (6) months following your separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of your separation from service. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following your separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Compensation Separation Benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this letter is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

Any amount paid under this letter that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Compensation Separation Benefits for purposes of clause (a) above.

Any amount paid under this letter that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Compensation Separation Benefits for purposes of this letter. For purposes of this letter, “Section 409A Limit” will mean the lesser of two (2) times: (i) your annualized compensation based upon the annual rate of pay paid to you during the your taxable year preceding your taxable year of your termination of employment as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which your employment is terminated.

The foregoing provisions are intended to comply with the requirements of Section 409A of the Code so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A of the Code, and any ambiguities herein will be interpreted to so comply. The Company and you agree to work together in good faith to consider amendments to this letter and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A of the Code.

Excise Tax Adjustment

If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for the language in this section, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this letter (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state, and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Notwithstanding anything herein to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A of the Code that would not otherwise be subject to taxes pursuant to Section 409A of the Code, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A of the Code as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A of the Code shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A of the Code.

Unless you and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity, or group effecting the Change in Control transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required herein. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of the first paragraph of this section and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to such clause (x)) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of the first paragraph of this section, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.